AFFORDABLE RESIDENTIAL COMMUNITIES INC.

AFFORDABLE RESIDENTIAL COMMUNITIES LP

7887 East Belleview Avenue, Suite 200

Englewood, Colorado  80111

May 4, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Steven Jacobs, Branch Chief

Re:	Affordable Residential Communities Inc.
Affordable Residential Communities LP
Acceleration Request
Registration Statement on Form S-11/S-3 (Reg. No. 333-129254)

Dear Ms. Jacobs:

                On behalf of Affordable Residential Communities Inc. and Affordable Residential Communities LP. and pursuant to Rule 461 of Regulation C, I hereby request acceleration of the effective date of the above-referenced Registration Statement on Friday, May 5, 2006, at 5:00 p.m. EST or as soon thereafter as practicable.

                Please call Jeff Knetsch or Kirsten Neisler of Brownstein Hyatt & Farber, P.C. at (303) 223-1100 if you have any questions or comments.

Sincerely,

/s/ Lawrence E. Kreider

Lawrence E. Kreider
Executive Vice President and Chief Financial Officer
Affordable Residential Communities Inc.